December 11, 2006

RE:	Spicy Pickle Franchising, Inc.
Registration Statement on Form SB-2
File No. 333-138228
Filed on October 26, 2006

BY EDGAR AND TELECOPIER

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Daniel H. Morris

Mr. Morris:

Outside Facing Page

1.  Please revise the cover of the registration statement to include the following language and check the box: “If any of the securities being registered on the Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.”

Response: We have revised the registration statement to include the subject language.

General

2.  Please update the financial statements, if necessary, as required by Item 310(g) of Regulation S-B.

Response: The registration statement now includes financial statements for the quarter ended September 30, 2006.

3.  An updated accountant’s consent should be included with any amendment to the filing.

Mr. Daniel. H. Morris
Securities and Exchange Commission
December 11, 2006

Response: An updated accountant’s consent is included in the filing.

4.  At various places throughout, such as Use of Proceeds, you give as potential breakpoints to the offering 60%, 70% and 100%. Please revise to use the breakpoints 25%, 50%, 75%, and 100%.

Response: The registration statement has been revised to change the applicable breakpoints as requested.

Cover Page

5.  We note the selling shareholders’ shares will sell at $.50 per share until your shares are quoted “on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.” Please revise footnote (2) to the fee table footnote to disclose this pricing feature.

Response: Footnote (2) has been revised.

6.  Please provide the legend required by Item 501(a)(10) of Regulation S-B or advise.

Response: The legend has been added.

7.  Please provide us with a copy of any artwork you intend to use, if any. We may have comments after review.

Response: The artwork is included in the registration statement.

Our Company, page 1

8.  In one of the opening paragraphs, please provide your revenues and net losses for the most recent audited period and interim stub to provide a financial snapshot of your company.

Response: The information has been included.

9.  Revise the first paragraph to delete the phrases “based on his success” and “which he sold to Mrs. Fields Cookies in 1998.”

Response: The sentence has been revised.

10.  You note in the Business section that you earn revenues from the sale of new franchises, the sale of support services to your franchisees and your royalty stream. Accordingly, please expand your disclosure in this section to clarify the company’s business and how you make money. In addition, please make similar revisions to the “Overview” of Management’s Discussion and Analysis.

Mr. Daniel. H. Morris
Securities and Exchange Commission
December 11, 2006

Response: The disclosure has been revised accordingly.

11.  Please revise the summary to state that if you are unable to raise $2.5 million, your working capital might not be sufficient to sustain operations beyond 2007 and that you are not currently able to secure debt financing on any terms.

Response: The summary and other parts of the document have been revised to clarify that 1) the Company has sufficient working capital without the offering with its current operations and 2) offering proceeds will be used for a larger scale expansion.

12.  We note your reference to “200,000 possible sandwich combinations” in the second-to-last paragraph of this section. Please revise to disclose the number of different toppings instead of the number of possible permutations. We believe that this disclosure is more easily understandable by investors.

Response: The disclosure has been revised accordingly.

13.  We note that you describe your offerings as “healthful.” Please revise or tell us how you are certain all your offerings are healthful. Are there any sausages? Do you use only low fat cheese?

Response: The disclosure has been revised. Our ingredients are all natural with no MSG or food coloring, except in a single cheese.

14.  Either delete the last sentence of the fourth paragraph or state it as a belief.

Response: The sentence has been revised as a belief.

Risk Factors, page 3

15.  Please delete the last sentence in the opening paragraph.

Response: The sentence has been deleted.

Note Regarding Forward-Looking Statements, page 12

16.  Please revise the last sentence to delete the last eleven words.

Response: The words have been deleted.

Capitalization, page 14

Mr. Daniel. H. Morris
Securities and Exchange Commission
December 11, 2006

17.  Please revise your presentation of pro forma capitalization to include 25%, 50%, and 75%. Given that this is a best efforts offering, it is inappropriate to include such pro forma information given that none of the shares offered may be sold.

Response: The capitalization table has been revised to remove pro forma information.

Selling Shareholders, page 17

18.  Please briefly describe how the shares were acquired.

Response: The disclosure has been revised.

Directors, Executive Officers, Promoters, Control Persons, page 21

19.  Please revise the second sentence under Mr. Geman’s biography to delete the phrase “that he built from a handful to over 240 stores and sold to Mrs. Fields Cookies.” We note that this offering is for Spicy Pickle, not Pretzelmaker.

Response: Mr. Geman’s biography has been revised.

20.  Please confirm that Dr. Reed has been Chairman of Reed Group for the past five years.

Response: This has been confirmed.

Description of Business, page 26

21.  Please revise to include a chart showing how same store sales are changing for the periods covered in MD&A.

Response: We have not included results on a store by store basis for several reasons. First, we have been advised that FTC Trade Regulation Rule:  Disclosure Requirements and Prohibitions Concerning Franchising and Business Opportunity Ventures, 16 C.F.R. Section 436 (1979) prohibits discussion of financial results on a per store basis when information would be accessible to potential franchisees. Since our SB-2 will be publicly available, we do not want to include such information. In addition, we do not think this information is particularly valuable since most of our stores are very new and there is not a great deal of operating history to report.

22.  We suggest listing the cities where your restaurants are located.

Response: The list of cities has been added.

Our Competition, page 28

Mr. Daniel. H. Morris
Securities and Exchange Commission
December 11, 2006

23.  We note the last sentence of this section. Please revise the percentages for accuracy or revise to clarify that the disclosed percentages reflect the entire fast-casual segment of the restaurant market, not just Spicy Pickle’s share.

Response: The disclosure has been revised.

Our Menu, page 28

24.  We note that you have included marketing language throughout the registration statement. For instance, you refer to “high quality meats,” “fine” breads, and “delicious” panini. We also note that you refer to the company on page 27 as a “premier purveyor of innovative, fast-casual food.” Also, please revise under Description of Business on page 26 to replace “guests” with “customers” if you mean paying persons who use your restaurant. Please revise the registration statement to remove any such marketing language.

Response: Marketing language has been removed from the registration statement.

Management’s Discussion and Analysis or Plan of Operation, page 29

25.  Please revise to discuss the increase in inventories and any other significant changes in financial condition.

Response: This disclosure has been revised.

26.  Please discuss the lack of profitability for your company owned store, with particular emphasis on the prospects for the future.

Response: This disclosure has been revised.

27.  Please consider disclosing operating statistics that you believe may be useful to investors in understanding your business or in assessing your performance.

Response: This disclosure has been revised.

Overview, page 30

28. We note the third paragraph of this section. Please expand your discussion of your “current commitments.” The meaning of this term is unclear.

Response: The disclosure has been revised.

Critical Accounting Policies, page 31

Mr. Daniel. H. Morris
Securities and Exchange Commission
December 11, 2006

29.  We note that your critical accounting policies disclosure is substantially similar to your accounting policy footnote 2. In accordance with the guidance in FR-72 (Release 33-8350), please revise your discussion in future filings to identify the risks involved with critical accounting policies, analyzing to the extent possible factors such as:

•	How the company arrived at the estimate;
•	How accurate the estimate/assumption has been in the past;
•	Whether the estimate/assumption is reasonably likely to change in the future;
and
•	Evaluate the sensitivity to change of critical accounting policies.

Response: Disclosure has been revised.

Results of Operation, page 33

30.  Your discussion of the results of operations presents the percentage by which results for one period differ from those of the preceding period. Please revise to disclose the actual results for each period, as well.

Response: The disclosure has been so revised.

31.  Please describe the nature of your general and administrative costs, describe the extent to which such costs are fixed or variable, and describe any known trends that are reasonably expected to impact these costs in the future.

Response: The disclosure has been revised.

Year ended December 31, 2005 compared to the Year ended December 31, 2004, page 34

32.  Please revise to reflect the increases in restaurant sales and franchise revenues separately. The current disclosure that “restaurant sales increased by approximately $646,000” is referring to the total increase in revenues.

Response: The disclosure has been revised.

Liquidity and Capital Expenses, page 34

33.  Please describe in greater detail the effect on your growth and operations if you are unable to sell 100% of the shares offered under this registration statement. Specifically, to the extent that you have prioritized certain elements of your development, please so state.

Response: This disclosure has been revised.

Mr. Daniel. H. Morris
Securities and Exchange Commission
December 11, 2006

Certain Relationships and Related Transactions, page 36

34.  Please revise to disclose the interest rate on Mr. Geman’s $35,000 loan.

Response: The loan was interest free and the registration statement has been so revised.

35. We note that your chief financial officer received 100,000 shares as payment for services in 2006. Please clarify your disclosures to indicate whether the services were incurred as part of his normal executive officer duties, in which case compensation expense was recognized, or if other services were provided. Please tell us how you accounted for and valued this issuance.

Response: The shares were payment to consulting services prior to Mr. Tinter being appointed chief financial officer. The issuance was valued $25,000 and was included in general and administrative expenses for the period ending September 30, 2006.

Where You Can Find More Information, page 39

36.  Please identify the periodic reports that you intend to file with the Commission and disclose that such reports may be acquired by investors free of charge at the SEC website. In addition, please tell us whether you intend to make your reports available free of charge on the internet. If you do not, please tell us why. Refer to Item 101 of Regulation S-B.

Response: Disclosure has been added.

December 31, 2005 Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-6
Note 2. Summary of Significant Accounting Policies, page F-6
Revenue Recognition, page F-7

37.  Please revise to clarify when your royalty fees are earned. Address the guidance in SAB 104 in your revised disclosure and explain how you determine the amount of royalty fees to be received (i.e. how your franchisees communicate this information to you or if you must estimate until actual information is received).

Response: The footnote has been revised. The Company considered the guidance in SAB 104 in revising the footnote. SAB 104 maintains four criteria for when to realize revenue. Those criteria are: persuasive evidence exists of an arrangement, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed and determinable, and collectibility is reasonably assured.

Mr. Daniel. H. Morris
Securities and Exchange Commission
December 11, 2006

The persuasive evidence exists in the form of an agreement between the Company and its franchisees. The sales generated in the franchisees’ restaurants have occurred during the period that the revenue is recognized. The price has been determined by the franchise agreement. The Company receives reports from the franchisee point of sale system and record revenue in the period in which the report relates to. There are no estimates involved since the information is timely.

38.  We note that you have the right to offset $19,000 in advertising expense made in excess of collections from your franchisees. Please tell us your accounting for these expenses and explain your right of offset given that the expenses occurred in 2005 and additional collections will be in a subsequent period.

Response: The footnote describing the Company’s accounting policy has been revised. The Company accounts for the advertising fees received as a reduction of advertising expense. Although the Company is contractually entitled to offset any excess expenses against future fees, it is highly unlikely that the Company will do so. The Company is continuing to grow and until such time as there are significantly more restaurants opened and contributing to the advertising fund, there will not be sufficient cash to reimburse the Company for advertising expenses in excess of fees collected from franchisees. Since the offset is at the discretion of the Company, no receivable has been established for excess advertising expenses.

39.  Please tell us your basis for including advertising fees in franchise revenues.

Response: The Company has reconsidered inclusion of the advertising fee as revenue and has amended the footnote to disclose that the advertising fee is being offset against the advertising expense. Further, the appropriate reclassifications on the accompanying statements of operations have been made to reflect this change.

Other Income, page F-8

40.  Given that other income is comprised of rebates received from suppliers to your franchisees, it appears as though such consideration received should be recognized in revenue to the extent the rebates relate to franchisee purchases and as a reduction of your cost of sales to the extent they relate to your purchases (for company owned stores). Please revise as appropriate. In addition, please disclose when rebates are earned.

Response: Appropriate revision has been made. The footnote has been updated and the accompanying statements of operations have been reclassified to reflect this change.

Mr. Daniel. H. Morris
Securities and Exchange Commission
December 11, 2006

Note 9. Business Segment Information, page F-12

41.  Please clarify for us, and revise as necessary, to clarify how you determine the measure of “total segment profit (loss).” Include in your response why depreciation, although broken out by segment and other expense, identified as related to franchise operations, are not included in this measure.

Response: Total segment profit was determined based on the unique activity of each of the two segments. The Company maintains books of accounts which record the detail to each segment. Depreciation related to each segment was incorrectly not included in each segment. The footnote has been revised.

Undertakings, Part II

42.  Please revise the undertakings consistent with updated Rule 512 of Regulation S-B.

Response: Undertakings have been revised.

If you have any questions or further comments, please do not hesitate to contact Lisa Klein at (310) 208-1182 or via fax at (310) 208-1154.

Very truly yours,

By:    /s/ Marc Geman
         Marc Geman